Portal Resources Ltd.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated February 15, 2007 with regards to Portal’s Form 20-F Annual Report for Fiscal 2006.

Comment Number	Page	Response

1		Page numbers are included in the amendment.

2	45	Disclosure regarding the Company’s critical accounting policies has been added to the text.

3

The Company’s cash equivalents include Canadian Government Investment Certificates (“GICs”) that are purchased through our bank, have a stated rate of interest and are periodically redeemed at the discretion of the Company, in whole or in part, for the purpose of meeting short-term cash requirements.  Although these GICs have a maturity date of up to one year, they are fully redeemable with interest and without penalties after 30 days, upon providing 24 hours notice of redemption.  Accordingly, these GICs are, after the first 30 days, readily convertible to known amounts of cash and are not subject to a significant risk of changes in value.  We therefore consider the funds held in GICs meet the definition of a cash-equivalent.

4

The CICA Handbook section 1505.08 requires “An enterprise should identify and describe those accounting policies with are significant to its operations”.  The Company has not disclosed an accounting policy for asset retirement obligations as it does not have any.  To date, the Company’s activities have consisted of surface exploration and short-term exploration drilling programs and the Company does not have any properties under development or with mining operations.  The exploration activities result in minimal surface disturbances and site restoration is conducted concurrent to the exploration activities and has minimal cost.

5

The Company, formerly known as Gateway Enterprises Ltd., was called for trading on the TSX Venture Exchange as a “Capital Pool Company” in May 2001.  As part of the listing requirements, the Company was required to complete a major qualifying transaction within 18 months.  On September 23, 2002 the shares of the Company were halted from trading pending an announcement that the Company had entered into a letter of intent with the shareholders of FoodTerminal.com.  This transaction was expected to constitute the Company’s qualifying transaction.  On February 21, 2003, the Company’s shares were suspended from trading as the Company had not completed its qualifying transaction within the allotted time.  On February 27, 2003 the Company announced that the acquisition of FoodTerminal.com would not proceed.

In regard to the acquisition of Portal De Oro (BVI) Ltd. (“Portal BVI”) on March 15, 2004, the “deemed” value per share of C$0.10 was also the fair market value per share and therefore is consistent with CICA Handbook Section 1581.  At the time the letter agreement between the Company and Portal BVI was signed, on November 4, 2003, the Company’s common shares had been either halted or suspended from trading since September 23, 2002.  The last price the common shares traded at was C$0.08.

The common share price range between C$0.72 and C$1.25 during the three-month period ended March 31, 2004, as quoted in your letter, is actually the common share price range during the period from March 16th to March 31st 2004.  The common shares did not resume trading again until the day after the completion of the acquisition of Portal BVI, the qualifying transaction, on March 15th, 2004 and the share price range of C$0.72 and C$1.25 is the market value of the shares post acquisition.

6	12	The disclosure in the text has been revised

7	Financial Statements

The original Share Capital table as filed contained an error which occurred during the EDGAR filing conversion process to HTML. The original table with the errors have been removed from the text and replaced with a correctly formatted table which contains the correct numbers has been added.

8	Certifications	The text of the certifications has been revised.

9	Website	The cautionary language has been added to the website.

10

The Company’s current exploration projects, Arroyo Verde and San Rafael, are located in Chubut and Mendoza Provinces, respectively. Of the ten claims which make up the Arroyo Verde project, only one is located in Rio Negro Province. This claim was acquired as a possible extension to the known vein system and none of the Company’s current exploration work is located within this claim.

 At the present time, we believe the current status of such laws in each Province do not have an effect on Portal’s properties or operations. Our reasoning is as follows:

-

On April 23 2003 the province of Chubut passed law 5000 that suspended for a period of 1 year the powers of the Executive Authority authorized by Article No.1 of provincial law No. 3.856.

-

On April 25, 2003 the province of Chubut passed law 5001 which:

a)  prohibited open pit mining and the use of cyanide in the province;

b)  required the province within 120 days to zone the province into areas with designated activities for each zone; and

c)  define the areas that would not be covered by the prohibition of the use of open pit mining and cyanide.

-

To the present date, the province has neither passed the regulations necessary to enforce these laws nor have they complied with the requirement to zone the province.

-

Given the above the status of these laws is unclear as to whether they are currently valid and enforceable.

-

Subsequent to the above, in 2006, the province of Chubut passed two laws, No 5504 published 20 July 2006, and 5552 published 30 Nov 2006 that established two zones in the western part of the province within which there would be a three year moratorium on mining and exploration activity. By implication mining activity is allowed outside of these areas of exclusion.

-

Portal’s claims fall outside these areas of exclusion.

In Mendoza Province, the Provincial Congress in December 2006 approved similar legislation which may have restricted exploration and mining activity in certain areas of the Province. This legislation was vetoed by the Governor of Mendoza Province because he determined that it was unconstitutional and was superseded by Argentina Federal Law.

Because of the possibility that any proposed mining operation the Company may have in Chubut and Mendoza Provinces may be affected sometime in the future, our Risk Factor entitled “The Company is Subject to Substantial Environmental Requirements” does discuss the possibility of certain restrictive laws impacting our potential future operations. However, considering the current status of the laws as discussed above, we feel the current disclosure is sufficient.

11	26, 29, 32, 36, 38

Additional information regarding the current infrastructure and available water and electricity has been added to the text. The amount of total costs incurred on each property has also been added to each property description after the planned 2007 budgets.

12	29	Further disclosure of the 60:1 silver to gold ratio has been added to the text.

13	30	A description of the sample collection and preparation procedures and QA/QC protocols has been added to the text.

14	29	The discussion of the work conducted in the “Blind Vein” area has been revised.

Sincerely,

/s/  Bruce Winfield

Bruce Winfield

President and CEO